EXHIBIT 99.2

TSX-V: MCLD NASDAQ: MCLD

MANAGEMENT'S DISCUSSION & ANALYSIS
Q3 2022

mCloud

TSX-V: MCLD NASDAQ: MCLD

NOTICE

This Management's Discussion and Analysis ("MD&A") of the financial condition and results of mCloud Technologies Corp. (the "Company", "our", "we", or "mCloud") is provided to assist our readers to assess our financial condition and our financial performance, including our liquidity and capital resources, for the three and nine months ended September 30, 2022 ("Q3 2022") compared with the three and nine months ended September 30, 2021 ("Q3 2021"). The following MD&A should be read in conjunction with the condensed consolidated interim financial statements and related notes for the three and nine months ended September 30, 2022 (the "Q3 2022 Financial Statements") which have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). Additional information about the Company and its subsidiaries, including our Annual Information Form ("Annual Information Form") for the year ended December 31, 2021, is available on our Company website at www.mcloudcorp.com or at at www.sedar.com and www.sec.gov. This MD&A is presented as of November 14, 2022.

FORWARD LOOKING STATEMENTS

Certain statements included in this MD&A constitute forward-looking statements. These statements relate to future events or the Company's future performance. All statements other than statements of historical fact may be forward-looking statements. Forward-looking statements are often, but not always, identified by the use of words such as "anticipate", "believe", "continue", "could", "estimate", "expect", "intend", "may", "might", "plan", "potential", "predict", "project", "seek", "should", "targeting", "will" and other similar expressions. All forward-looking statements are based on beliefs and assumptions based on information available at the time the assumption was made. These forward-looking statements are not based on historical facts but rather on expectations regarding future growth, results of operations, performance, future capital and other expenditures (including the amount, nature and sources of funding thereof), competitive advantages, business prospects and opportunities. Forward-looking statements involve known and unknown risks, uncertainties, assumptions and other factors that may cause actual results, levels of activity, performance or achievements to differ materially from those anticipated in such forward-looking statements. Although the forward-looking statements contained in the MD&A are based upon what the Company believes to be reasonable assumptions, no assurance can be given that these expectations will prove to be accurate and such forward-looking statements included in this MD&A should not be unduly relied upon by investors. These forward-looking statements are made as of the date of this MD&A. The Company does not undertake any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by law.

Factors which could cause future outcomes to differ materially from those set forth in the forward-looking statements include, but are not limited to: (i) the ability to obtain sufficient and suitable financing to support operations, development and commercialization of products, (ii) ability to successfully consolidate acquired businesses with the Company's existing operations (iii) the Company will be able to incorporate acquired technologies into its AssetCare™ platform (iv) the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition (v) development activities and wide-spread acceptance of the use of AI (vi) the ability to attract and retain key personnel and key collaborators; (vii) the ability to adequately protect proprietary information and technology from competitors, (viii) market and general economic conditions and (ix) the impact where a significant disruption to its information technology to occur. See also "Risks Factors and Uncertainties" below. Readers are cautioned that the foregoing list of factors is not exhaustive. The forward-looking statements contained in this MD&A are expressly qualified by this cautionary statement.

TSX-V: MCLD NASDAQ: MCLD

All figures are in millions of Canadian dollars except share and per share data unless otherwise noted.

"Annual Financial Statements" means the Company's consolidated financial statements for Fiscal 2021.
"Annual MD&A" means the Company's MD&A for the year ended December 31, 2021.

"Fiscal 2021" means the fiscal year ended December 31, 2021

"Fiscal 2020" means the fiscal year ended December 31, 2020

"Q1 2022" means the three months ended March 31, 2022
"Q2 2022" means the three months ended June 30, 2022
"Q3 2022" means the three months ended September 30, 2022

"Q1 2021" means the three months ended March 31, 2021
"Q2 2021" means the three months ended June 30, 2021
"Q3 2021" means the three months ended September 30, 2021
"Q4 2021" means the three months ended December 31, 2021

"Q1 2020" means the three months ended March 31, 2020
"Q2 2020" means the three months ended June 30, 2020
"Q3 2020" means the three months ended September 30, 2020
"Q4 2020" means the three months ended December 31, 2020

NON-IFRS MEASURES

Throughout this MD&A and in other materials disclosed by the Company, mCloud employs certain measures to analyze financial performance. These non-GAAP and other financial measures do not have any standardized meaning prescribed under IFRS and therefore may not be comparable to similar measures presented by other entities. The non-GAAP and other financial measures should not be considered to be more meaningful than GAAP measures which are determined in accordance with IFRS, such as net income (loss), cash flow from operating activities, and cash flow used in investing activities, as indicators of the Company's performance.

This MD&A includes the non-IFRS measure of "Working Capital" which is current assets less current liabilities on the Company's Statement of Financial Position.

TSX-V: MCLD NASDAQ: MCLD

MANAGEMENT'S DISCUSSION AND ANALYSIS

TABLE OF CONTENTS

COMPANY OVERVIEW .... PAGE 1

MCLOUD INTEGRATES WITH GOOGLE CLOUD .... PAGE 2

QUARTER IN REVIEW .... PAGE 20

FINANCIAL INFORMATION .... PAGE 23

OUTSTANDING SHARE DATA .... PAGE 41

RISK FACTORS, UNCERTAINTIES, AND FORWARD LOOKING INFORMATION .... PAGE 42

COMPANY OVERVIEW

Using AI and analytics to optimize energy-intensive assets and deliver Results-as-a-Service.

mCloud Technologies Corp. ("mCloud" or the "Company") is a provider of asset performance management solutions combining the industrial Internet of Things ("IIoT"), artificial intelligence ("AI"), and the cloud. Founded in 2017, mCloud operates worldwide throughout North America, Europe, Asia, and the Middle East. Through mCloud's proprietary AssetCare™ platform, mCloud unlocks the untapped potential of energy-intensive, and typically under-managed, assets such as rooftop heating, ventilation and air conditioning ("HVAC") units, wind turbines, and oil and gas lift systems.

IoT enables rapid, highly scalable connectivity to millions of assets. AI and the cloud enable the creation of digital twins for every connected asset and the continuous discovery of opportunities to optimize asset efficiency and performance. A portfolio of cutting-edge mobile and advanced visualization apps guides and directs workers charged with the operation and maintenance of these assets to continually take actions that ensure assets are always running optimally.

mCloud primarily operates in three verticals: commercial buildings, energy utilities including wind and renewables, and process industries such as oil and gas. Through AssetCare, mCloud's technology enables businesses in these verticals to take the actions needed to drive bottom-line results, curbing energy consumption, minimizing waste, optimizing production, and ensuring worker safety. mCloud's technology enables digitalization to decarbonize assets, reduce harmful emissions, and drive an Environmental, Social, and Governance ("ESG") agenda as ESG mandates roll out worldwide.

The Company delivers AssetCare to customers through multi-year recurring subscription contracts akin to commercial Software-as-a-Service ("SaaS"). Every AssetCare subscription includes asset connectivity, 24/7 asset monitoring through the Company's Live Operations ("LiveOps") team, and access to apps enabling AI-assisted operations and maintenance actions focused on delivering measurable, bottom-line results such as direct reductions in kWh consumption, improvements in annual energy production ("AEP"), and optimization of asset OPEX. mCloud calls this the delivery of "Results-as-a-Service."

14	7	140
GLOBAL OFFICES	*COUNTRIES*	*EMPLOYEES*

+ Learn More

AssetCare Platform	***ESG Initiatives***	***Investor Relations***	***Contact Us***
https://www.mcloudcorp.com/	https://www.mcloudcorp.com/esg	https://investor.mcloudcorp.com/	https://www.mcloudcorp.com/contact-us

1 | Management's Discussion and Analysis

MCLOUD INTEGRATES WITH GOOGLE CLOUD

Landmark partnership with Google Cloud fuels mCloud's growth

The partnership of mCloud and Google Cloud fuels the next stage of mCloud's growth and creates new sustainable operating efficiencies for the Company.

In October 2022, mCloud announced a strategic partnership with Google Cloud, launching three new sustainability applications combining the Company's AssetCare platform with the power and reach of Google Cloud and Google Earth Engine.

mCloud's partnership with Google Cloud is timely as the United States, the European Union, and Saudi Arabia make major commitments to methane abatement and the implementation of more stringent emission regulations. Energy-intensive organizations around the globe are seeking new solutions to automate and streamline their emissions management and sustainability programs - the areas that mCloud and Google Cloud are now targeting with these applications.

In Oil and Gas

Digitalized emissions management streamlines methane abatement programs, combining unique AI-driven emissions detection with Google Earth Engine and 3D digital twin capabilities to measure, locate, and correct methane leaks with high precision.

In Buildings

AI-powered energy savings automatically eliminate energy waste and minimize the energy use intensity of commercial and industrial facilities, leveraging solar radiation data from Google Earth Engine to optimize high-demand sites now deploying EV charging infrastructure.

Wind and Renewables

Connected visibility into wind turbine performance combined with live wind and weather data provided by Google Earth Engine continuously optimizes wind energy production while Google Cloud-enabled image processing AI streamlines the inspection of wind turbine blades to maximize renewable energy potential.

As part of this partnership, mCloud joins the Google Partner Advantage program and mCloud and Google Cloud are jointly co-marketing and delivering these applications to customers worldwide, offering services to specific customers in the United States, Canada, UK and Europe, Saudi Arabia, Malaysia, and Japan alongside major global customers already working with both companies.

2 | Management's Discussion and Analysis

mCloud has leveraged the integration with Google Cloud to rationalize the business and its strategic plans – sharpening the Company's go-to-market with account-based sales driving growth jointly with Google Cloud, making a full exit from its Technical Project Services business in favor of focusing the Company's resources on high-margin AssetCare customers, and retiring low-value legacy connected assets and workers.

The Company also benefits greatly from the migration and integration of AssetCare with Google Cloud, leveraging Google's industry-best cloud and AI capabilities to enable faster deployment, streamlining onboarding and more powerful, more precise, and more robust user experiences for AssetCare users in the field. This migration will further enable the Company to eliminate legacy technology dependencies and translate these to new operating efficiencies heading into 2023.

AssetCare™
Earth Engine Apps
AssetCare Digital Oilfield Earth View
AssetCare LiveOps Chat
Open AssetCare Digital Oilfield
Denver
Boulder
COLORADO
KANSAS
UTAH
Masked Owl wellpad: SU 0680
AssetCare zooms from macro to micro with Google Earth Engine, helping energy providers identify and localize methane emission sources for their assets.

Leaks are auto tagged and added to digital twins as identified.

Methane leaks are tracked, managed, actions taken, and documented in a view that brings the backoffice together with field teams in the front line.

+ *Press Release*

mCloud Integrates with Google Cloud to Accelerate Revenue Growth and Maximize Cost Efficiency

+ *Press Release*

mCloud and Google Cloud Partner to Launch a Trio of Sustainability Apps Aimed at Curbing Carbon Emissions Worldwide

3 | Management's Discussion and Analysis

MANAGEMENT TEAM

mCloud's management team is comprised of recognized industry leaders from every corner of high-tech, finance, and enterprise asset management with decades of experience in the markets where mCloud operates. The team brings deep experience leading private and mature public companies from around the world.

Russ McMeekin

Co-Founder, President and Chief Executive Officer

Costantino Lanza

Co-Founder and Chief Growth and Revenue Officer

Chantal Schutz

Executive Vice President and Chief Financial Officer

Barry Po

Executive Vice President and Chief Marketing Officer

Jim Christian

Chief Product and Technology Officer

Dave Weinerth

Executive Vice President & President, AssetCare Solutions

+ Learn More

https://www.mcloudcorp.com/about-us/leadership

4 | Management's Discussion and Analysis

mCLOUD SOLUTIONS

Login lorem ID
10 St
6 St
3 St
4 St
9 St

AI WITH A PURPOSE

AssetCare unlocks the untapped potential of energy-intensive assets using AI, IoT and the cloud.

mCloud applies AI and analytics initially developed for aerospace, defense, and nuclear energy applications to optimize the performance and efficiency of energy-intensive assets around the world.

The Company deliberately applies AI to solve very specific optimization problems that are the root causes of unnecessary waste, production loss, or carbon footprint in assets that typically receive less attention than needed for these assets to operate optimally.

1

Connected Buildings

AssetCare solutions drive direct improvements in building energy efficiency and improve occupant health and safety through optimization of indoor air quality by optimizing building HVAC systems, improving HVAC energy efficiency by up to 25% and eliminating up to 95% of airborne particulates smaller than one micron in size.

2

Oil and Gas

AssetCare solutions optimize the performance of under-managed assets such as the well-heads at upstream sites and the numerous heat exchangers and gas compressors at every midstream facility, applying AI to improve responsiveness to unplanned downtime events that lead to flaring incidents by up to 300% and decreasing asset OPEX by up to 50%.

3

Wind and Renewables

AssetCare identifies opportunities to improve the AEP of wind turbines in mid-life by up to 2%, using AI to combine data about the performance of turbine blade condition with performance data from key components such as the gearbox to identify inefficiencies that prevent a wind turbine from optimally converting wind into energy.

The Company possesses a deep portfolio of intellectual property, including 15 patents and a global customer base of over 100 enterprise customers including notable brands such as Aramco, Mercedes-Benz, Toshiba, Bank of America/JLL, Duke Energy, Cenovus, AltaGas, SoftBank, TELUS, General Dynamics, Idemitsu, and Lockheed Martin who benefit from mCloud solutions today.

6 | Management's Discussion and Analysis

ASSETCARE SOLUTIONS

All mCloud solutions are powered by technologies integrated into the Company's AssetCare technology platform in the cloud.

mCloud has employed a strategy of acquiring "best of breed" asset performance management technologies that serve the markets where mCloud operates, focusing internal research and development on the integration of these technologies into complete end-to-end service offerings for customers. This strategy has enabled the Company to rapidly commercialize these technologies and expedite the go-to-market of AssetCare solutions.

Acquired technologies integrated into one platform enabling "Results-as-a-Service"

AssetCare™
kanepi | Buildings / Wind / Oil & Gas
Enterprise Analytics and Mobile Workflow
Major energy providers in SE Asia
FDSI | Buildings
High Performance HVAC AI & Analytics
Bank of America, US DOE, Purdue
AirFusion | Wind
3D + Digital Blade Inspection
Major European wind operators
NGRAIN | Wind / Oil & Gas
Military-Grade AI and Visual Analytics
Lockheed Martin, US DoD
CSA | Oil & Gas / Nuclear
3D Digital Twin Foundation
~95% of all nuclear facilities in USA
Agnity | Buildings / Wind / Oil & Gas
Connected Worker Communication
AT&T, Softbank, TELUS, Rogers
Autopro | Oil & Gas
Process Automation in Alberta O&G
Every major O&G provider in Western Canada

+ *Learn More*
https://www.mcloudcorp.com

7 | Management's Discussion and Analysis

AssetCare connects and guides workers to drive actions ensuring optimal asset performance.

Buildings 	Oil and Gas 	Wind and Renewables 
• HVAC	• Control Systems	• Wind Turbines
• Refrigeration	• Heat Exchangers	• Solar
• Indoor Air Quality	• Compressors	
	• Artificial Lift	

CONNECT TO ASSETS
Devices, existing controls and new sensors collect data about performance and condition
1
2
PORTFOLIO PERFORMANCE
Digital twins and AI identify opportunities for improvement
3
DATA DRIVEN MAINTENANCE
Predictive and condition-based operations and maintenance
4
24/7 LIVEOPS
AI & experts monitor continuously and respond to alerts
5
MOBILE REMOTE EXPERT
Front-line workers get help from SMEs anytime
6
FIELD DIGITAL ASSISTANCE
Mobile workflows and intelligence guide and drive action
AssetCare™

8 | Management's Discussion and Analysis

CONNECTED BUILDINGS

Energy efficiency, indoor air quality optimization, and remote monitoring with AI.

In the buildings market, mCloud targets standalone commercial buildings with a high energy-use or high occupancy footprint, such as foodservice retail and manufacturing facilities, retail spaces, schools, and warehouses.

Most incumbent commercial smart building solutions are dependent on the presence of an expensive building management system usually only practical in very large commercial spaces. Using IoT and cloud-based connectivity, mCloud enables practical connectivity to spaces of any size at a small fraction of the cost of a traditional building automation solution.

AI Driven Insights

Facility management teams get access to AI-driven help that continuously watches for opportunities to be more energy efficient, automatically taking action to intelligently curb energy use through optimization of HVAC use during peak times of day when the cost of energy is highest, freeing these teams to work on activities requiring their personal attention. A Web dashboard and mobile app empower these teams to address routine issues anywhere, anytime.

24/7 LiveOps Team

mCloud's LiveOps team uses AI to watch connected buildings 24 hours a day, 7 days a week, offering on-call support and AI-driven alerts to help building operators take action before maintenance issues become costly or the safety of occupants is compromised.

+ *Learn More*

https://www.mcloudcorp.com/HVAC-and-indoor-air-quality

9 | Management's Discussion and Analysis

INDOOR AIR QUALITY SOLUTIONS

In the wake of COVID-19, mCloud expanded its AI capabilities to optimize indoor air quality ("IAQ") in addition to building energy efficiency in response to businesses seeking to assure their employees and customers of the safety of their buildings.

In tandem with partners offering cost-effective air purification technologies, mCloud has applied AI to continuously drive IAQ that exceeds the commercial building standards and guidance established by major building and health authorities including the CDC, LEED, and ASHRAE.

24/7
Live Operations team ensures your solution is constantly working and meeting local health & safety guidelines.
Hospital grade air purification with active ionization or ultra-violet options available.
Humidity
CO/CO2
CO & CO_2
VOCs
Particle Density
Measure and manage indoor air quality indicators to mitigate the spread of airborne pathogens including COVID-19.
HVAC
Temperature
Maximum outdoor air is brought in, with temperature control for comfort.
24/7 Monitoring
Air Purification
Air Quality
Ventilation

AssetCare in action

Smart sensors measure indoor air quality to mitigate the spread of airborne pathogens including COVID-19 and ensures buildings are constantly working to meet local health and safety guidelines.

+ Learn More
https://www.mcloudcorp.com/HVAC-and-indoor-air-quality

PM2.5 (Particulate) Levels
Safe Levels
Before AssetCare IAQ
After AssetCare IAQ

Real-world results

An actual example of a live site, illustrating the "before" and "after" impact that AssetCare can have on a connected building. Through the use of intelligent IAQ sensors, around-the-clock monitoring, and connected air purification, even indoor environments with particulate levels well beyond safe limits can be made healthy.

10 | Management's Discussion and Analysis

CONNECTED OIL AND GAS

AI-powered asset performance optimization solutions for oil and gas, and related process industries.

mCloud offers a portfolio of solutions to target specific classes of energy-intensive assets that typically receive less attention than ideal to ensure these assets operate optimally.

AssetCare connects to energy-intensive assets optimizing their performance to help drive ESG initiatives.

AssetCare targets assets including process control systems, heat exchangers, compressors, and artificial lift systems. Analogous to AssetCare for Connected Buildings, mCloud connects to these asset classes at scale, enabling customers to benefit from new efficiencies generated at the per-asset level.

Industrial facilities get access to AI and a portfolio of asset-specific apps that advise operations and maintenance teams, continuously monitoring connected assets to minimize the risk of unplanned downtime events, optimize production, and expedite worker response to critical events. This is complemented through mCloud's LiveOps support, employing AI to add an additional level of oversight on these assets around-the-clock.

The technology that mCloud employs to connect these assets and make them more efficient also enables the Company to help industrial facilities drive ESG initiatives. Through AssetCare, mCloud uniquely drives action with AI, tracking and attributing actions taken to reduce greenhouse gas emissions and decarbonize businesses at the level of the individual asset. The ability to track and drill-down to precisely track sub-assets at this level is unique to mCloud and AssetCare. mCloud's approach scales enterprise-wide for customers, aggregating and optimizing all of the most important energy-intensive assets in an organization.

+ *Learn More*

https://assetcare.mcloudcorp.com/oilfield/

11 | Management's Discussion and Analysis

CONNECTED WIND

Optimized annual energy production (AEP) with digital blade inspection and analytics.

mCloud also targets wind turbines in the middle of operational life, after these assets move off OEM warranties and become energy-intensive assets that often receive less attention than is required to ensure they operate optimally.

Many wind turbines operate inefficiently because of improper operation or maintenance. The Company offers an AssetCare solution for connected wind turbines, delivering AI to wind turbine owners and operators. AssetCare enables these teams to continuously keep track of key aspects of a wind turbine's performance and identify opportunities that will maximize wind turbine AEP.

AI Driven Insights

Drone lifted cameras provide insights into a wind turbine's performance.

Sensor Imagery

Sensor images are sent to the cloud for automated processing.

Unique to mCloud are certain AI-powered technologies that assist wind operators and maintainers to automatically characterize the condition of wind turbine blades, alleviating the need to do traditional "rope inspections" of turbine blades, a costly and labor-intensive process that generally limits the quality of these inspections. Through the use of ground-based or drone-lifted cameras, sensor imagery of turbine blades can be rapidly acquired and then sent to the cloud, leveraging mCloud's unique AI capabilities, for automated processing at a fraction of the cost and time of a conventional inspection. The Company has found that many customers already collect such imagery and directly benefit from the use of mCloud's AI to glean insight from the imagery they already have. This creates opportunities for mCloud to have a first engagement with customers leading to a multi-year AssetCare contracts with them.

+ Learn More

https://mcloudcorp.com/wind-turbine-blade-inspection

12 | Management's Discussion and Analysis

ASSETCARE™ MOBILE

Mobile connected worker solutions to guide and direct asset actions.

mCloud offers a cross-industry mobile offering that enables operations and maintenance teams to access a portfolio of AI-powered mobile apps that assist asset work in the field.

Called AssetCare Mobile, mCloud offers three specific apps that are available for mobile phones, tablets, and wearable "smart glasses" or industrial, intrinsically safe hands-free headsets operated through voice command. The latter are especially crucial in high-performance work environments where assets may be deployed in highly inaccessible locations (e.g. high elevations, rooftops).

1 Digitize
New Round
Field Checklist
Remedials
Approval
DETAILS
LOCATION

An AssetCare™ "Digitize" app enables field teams to go fully paperless in the field, replacing traditional paper-based forms with digital checklists, workflows, and procedures. The AssetCare vision is to be the digital successor to the traditional clipboard used by most field workers today.

2 Collaborate
Zoom Level

An AssetCare™ "Collaborate" app enables field teams on the front line to contact their colleagues and get remote assistance from subject matter experts through a secure video conferencing link that allows these experts to mentor in real-time front-line workers on how to address challenging issues in the field. This app is compatible with widespread video conferencing capabilities such as Microsoft Teams and Zoom.

3 Visualize

An AssetCare™ "Visualize" app enables field teams to access a mobile dashboard to assets connected to AssetCare, giving them insight into the real-time performance and condition of these assets through the asset digital twin in the cloud. Through the use of advanced 3D and mixed reality capabilities, field teams can employ these mobile apps to access guidance and AI-assisted directions that allow these workers to complete these tasks more quickly and more proficiently. AssetCare creates a digital record of all actions taken.

13 | Management's Discussion and Analysis

NATURAL LANGUAGE CAPABILITIES

Voice Activation

+ *Learn More*
https://www.mcloudcorp.com/assetcare-mobile

HANDS-FREE SOLUTIONS

mCloud has invested in the development of AI-based natural language processing capabilities that allow field workers equipped with AssetCare Mobile to query and interface with AssetCare in a more conversational way, reducing the need to memorize specific commands or navigate through an app to find and access the information they may need on the front-line. This enables AssetCare Mobile to be rapidly put to use with minimal training required on the part of the customer.

ASSETCARE FOR 3D INTELLIGENCE

3D digital twin solutions enabling remote collaboration and virtual operations.

1:1 Replicas

DIGITAL TWINS

The company deploys technology that facilitates the rapid digitization of facilities using high-precision 3D laser scanners that create a very high-resolution "point cloud" that is a 1:1 replica of a facility with sub-millimeter accuracy.

+ *Learn More*
https://www.mcloudcorp.com/3d-digital-twin

mCloud offers a collection of 3D capabilities that enable customers to create and access 3D digital replicas of assets within their facilities, enabling remote collaboration across multiple teams and locations without requiring teams to be onsite to manage common industrial operations such as Management of Change scenarios.

Through this 3D offering, AssetCare enables teams to do virtual walkthroughs of a digitized facility in the cloud, accessible through any modern Web browser. Via embedded links in the 3D model to other sources of asset data, teams can quickly access information about specific assets or areas of a facility. Virtual measuring tools allow facility changes to be mapped and planned, for example allowing a team to determine if a very large piece of equipment is at risk of colliding with existing equipment or structures already onsite.

14 | Management's Discussion and Analysis

ASSETCARE™ ENTERPRISE

Enterprise-wide visual analytics and reporting solutions that enable a single source of truth.

For organizations needing an enterprise-level overlay that provides insight into assets at the portfolio level, the Company offers AssetCare Enterprise, an intelligent visual analytics and reporting platform capable of providing businesses with a "single enterprise view" of all assets.

The AssetCare Enterprise offering is available to customers as a standalone offering, or as a complementary layer to other AssetCare solutions. Through AssetCare Enterprise, front-office operations can be synced with back-office systems, ensuring that all parts of an organization have real-time access to the same data needed to make decisions.

Insight
Risk Management
Business Visualisation
Business Processes
Business Systems
Mobile - Business Processes
Proposals
ASSET 1
Executive Dashboard
Operations Dashboard
Asset 1 Topsides Summary
M&I Dashboard
FORECAST VS ACTUAL PRODUCTION
PROD EFF
82%
OIL INVENTORY
YTD PROD
9,460
7.56
8,757
SYSTEM AVAILABILITY
TEMP WORK INSTRUCTIONS
5%
CASE TO OPERATE
3
2
4
ASSURANCE
24
87.4%
96.1%
PERMIT TO WORK
12
INHIBITS
13
8
CRITICAL ACTIVITIES
MAIN EQUIPMENT STATUS
SUBSEA
PRODUCTION CHEMISTRY

In many organizations, there can be frequent delays of days, weeks, or months before data that is collected in the field is available to decision-makers elsewhere in an organization. Through AssetCare's connectivity and AssetCare Enterprise, data can be continuously collected and synced effectively eliminating potential delays in accessing information that may be needed to make operational decisions about assets in the field. AssetCare Enterprise is available worldwide in all of the markets where mCloud does business today. The Company expects business in this segment from large multi-site and multi-asset portfolio customers in 2021.

+ *Learn More*

https://www.mcloudcorp.com/assetcare-enterprise

15 | Management's Discussion and Analysis

ASSETCARE FOR ESG SOLUTIONS

Decarbonize infrastructure, track emissions, and report on ESG matters across the enterprise.

ESG issues have become increasingly important to customers in the markets mCloud serves and the Company has responded by expanding its AssetCare portfolio to include solutions that directly address the need for businesses to track, audit, and verify the impact of actions taken to drive improvements in their ESG standing.

Using the technology underlying the Company's AssetCare Enterprise offering, mCloud offers ESG dashboards and reporting capabilities that enable customers to uniquely see the carbon impact of their operations at the level of the individual asset.

The Company has also introduced a new connected fugitive emissions and leak detection solution that takes advantage of the connected worker capabilities provided by AssetCare Mobile enabling workers at industrial facilities to continuously monitor and respond to gas leaks. In oil and gas, research provided by McKinsey and Company estimates fugitive gas emissions are responsible for approximately 47% of all emissions across the industry. This AssetCare connected solution to detect such leaks is expected to measurably reduce such emissions by enabling earlier detection and action to stop these leaks. Early adopters of the solution have been identified and are expected to onboard the offering in 2021 as access to customer sites resumes. The rollout for these early adopters is supported by industry experts, regulatory bodies, and government agencies.

16 | Management's Discussion and Analysis

GLOBAL SALES AND MARKETING

mCloud maintains a robust presence in seven countries: Canada, the United States, the United Kingdom, Saudi Arabia, China, Singapore, and Australia, supplemented by a growing international network of channel and delivery partners around the world.

The Company employs sales team members in these countries charged with direct sales efforts of AssetCare solutions. Global marketing efforts to support these sales efforts include virtual campaigns and events to attract new customers, strengthen relationships with existing customers, and build brand presence and visibility. The Company also hosts also hosts customer events, which include interactive sessions to gather "voice of the customer" feedback, which is used to improve the Company's portfolio of AssetCare offerings.

Serviceable Obtainable Market (SOM)

mCloud has conducted extensive research to size the markets and opportunities it can access through its AssetCare platform.

C$24 BILLION SOM

7.4M	***Serviceable Commercial Buildings*** *3.1M restaurants* *4.3M mid-size retail (inc. banks)* *2.9k long-term care facilities*	***C$18.4B*** *SOM*
34.8k	***Serviceable Industrial Sites*** *1.1M oil & gas, LNG & FPSO sites* *30.7k wind farms* *12.2k mining processing facilities* *1.6k pulp and paper facilities*	***C$5.6B*** *SOM*
23.9M ***1.9M*** ***315k***	***Connected Assets*** ***Connected Workers*** ***3D Digital Twins***	

17 | Management's Discussion and Analysis

The Company estimates it has the capability of serving over 7.3 million commercial buildings and over 34,000 industrial sites in 20 different locales worldwide, with each building or site representing multiple potential connectable assets, workers, or 3D digital twins (see figure on page 16 for an overview).

Serviceable commercial buildings include restaurants, mid-size retail (including retail finance sites such as bank branches), and long-term care facilities. In these buildings, mCloud connects to assets such as HVAC, lighting, and refrigeration units. Connectable workers include people involved in the day-to-day operation or maintenance of these commercial buildings, including mechanical service workers and facility managers.

Industrial sites include oil and gas (“O&G”), liquefied natural gas (“LNG”), and floating production storage and offloading (“FPSO”) facilities, as well as wind farms, mining processing plants, and pulp and paper facilities. In these locations, connectable assets include process control systems, heat exchangers, pumps, and gas compressors. Connectable workers include field operators, maintainers, engineers, asset managers, and plant managers. The Company’s experience in delivering digital 3D models from entire multi-billion-dollar assets the size of a FPSO vessel down to asset subcomponents such as wind turbine blades creates large obtainable market opportunities.

Based on the average monthly fee currently generated per connection or 3D digital twin, the Company estimates the current obtainable market opportunity to be approximately $24 billion in recurring revenue per annum including all potential targeted assets, workers, and 3D digital twins that mCloud can currently address.

Primary References

Source (US): https://www.statista.com/statistics/244616/number-of-qsr-fsr-chain-independent-restaurants-in-the-us/
Source (CA): ttps://www.statista.com/statistics/572702/number-of-fast-food-restaurants-in-canada/
Source(UK):https://www.statista.com/statistics/712002/fast-food-outlets-united-kingdom-uk-by-type/
Source(CN):https://www.ibisworld.com/china/market-research-reports/fast-food-restaurants-industry/
Source(US):https://www.statista.com/statistics/208059/total-shopping-centers-in-the-us/
Source(CA):https://www.thestar.com/business/2017/05/06/how-neighbourhood-malls-are-struggling-to-survive.html
Source(UK):https://www.statista.com/statistics/912126/shopping-center-numbers-by-country-europe/
Source(DE):https://www.statista.com/statistics/523100/number-of-shopping-centers-in-germany/
Source(IT):https://www.duffandphelps.com/-/media/assets/pdfs/publications/real-estate-advisory-group/real-estate-market-study-on-retail-sector-may-2019.ashx
Source(CN):https://www.chinadaily.com.cn/a/201901/11/WS5c380388a3106c65c34e3e65.html
Source (SG): https://sbr.com.sg/commercial-property/commentary/are-there-too-many-malls-in-singapore
Source (AUS): https://www.scca.org.au/industry-information/key-facts/
Source (US): https://www.cdc.gov/nchs/fastats/residential-care-communities.htm
Source(SG):https://www.moh.gov.sg/resources-statistics/singapore-health-facts/health-facilities
SourceAUS):https://www.gen-agedcaredata.gov.au/Topics/Services-and-places-in-aged-care
Source(SA):https://www.sidf.gov.sa/en/IndustryinSaudiArabia/Pages/IndustrialDevelopmentinSaudiArabia.aspx
Source(SA):https://www.saudiaramco.com/-/media/publications/corporate-reports/2015-ff-saudiaramco-english.pdf
Source (SG): Petronas Annual Report 2018: https://www.petronas.com/
Source (Global): Irena and the American Wind Association (AWEA)
Source (Global): World Economic Forum and Parker Bay
Source (Canada and EU): Confederation of EU Paper Industry; Natural Resource Canada; Bureau of Labor Statistics

QUARTER IN REVIEW AND FINANCIAL INFORMATION

1200.65
100.05
25601.01

The significant events that occurred during the three and nine months ended September 30, 2022 and to the date of this MD&A (the "MD&A Date") are described below. All dollar amounts are stated in millions of Canadian Dollars ("C$") unless otherwise stated. Except for per share, stock option, common share, percentages and unit amounts, all figures in the MD&A are reported in millions. The information contained herein is dated as of November 14, 2022 unless otherwise stated.
Significant Business Contracts and Partnerships

Partnership with Mercedes-EQ Formula E Team
On January 20, 2022, the Company announced its official team partnership with the Mercedes-EQ Formula E Team. Central to this partnership, Mercedes and the Company are jointly exploring the use of mCloud's AssetCare portfolio of solutions to drive the success of ESG priorities at Mercedes. This announcement was made just ahead of the official opening of Season 8 of the ABB FIA Formula E World Championship – the world's only all-electric FIA World Championship and the only sport certified net zero carbon since inception. The official team partnership with the Mercedes-EQ Formula E Team concluded in August with the end of Season 8 and has since evolved, carrying on in the strategic relationship the Company has developed with the broader Mercedes-Benz Grand Prix team.

Memorandum of Understanding with Saudi Arabian Oil Company
On January 25, 2022, the Company announced it had signed a memorandum of understanding with Saudi Arabian Oil Company (“Aramco”) to explore the co-development of a digital technology hub for delivering ESG solutions in the Kingdom of Saudi Arabia (the "Kingdom"). The hub will enable the Company and Aramco to jointly develop new AI-powered innovations to facilitate the carbon reduction of complex energy-intensive assets throughout the Kingdom and abroad. Additionally, the Company announced that it planned to develop a center of excellence that will serve as a home base for a dedicated team of ESG and digital transformation experts based in the Kingdom, to leverage the high-performance infrastructure of Virtual Vision, a local provider of cloud computing services in the Kingdom in accordance with a December 15, 2021 agreement between mCloud and Virtual Vision.

Creation of an ESG-Digital Hub in Houston, Texas
On January 26, 2022, the Company announced the creation of a new “ESG-Digital Hub” based in Houston Texas, to serve as an additional focal point for local mCloud teams driving the ongoing technological development and customer delivery of AssetCare solutions. The new Houston-based location joins other Company hubs in Calgary, Alberta, established in collaboration with Invest Alberta, and the hub based in Saudi Arabia, in collaboration with Aramco.

Agreement with Vail Buick Dealership as First AssetCare Electric Vehicle ("EV") Solution to Optimize EV Charging for Auto Dealerships
On March 21, 2022, the Company announced it had signed a March 17, 2022 agreement with Vail Buick Dealership to deliver its AssetCare for Connected Buildings solution to manage the energy efficiency of its dealership in Bedford Hills, New York, the first of 15 planned installations for auto dealerships in New York state to help control rising energy costs in the electric vehicle ("EV") era. the Company's AssetCare solution will deploy an innovative combination of AI in the cloud, solar power generation, and battery storage to continuously manage the energy cost and carbon footprint of the entire dealership, including the substantial increased energy consumption from on-site EV charging. The Vail Buick Dealership agreement has a 17-year term commencing upon full deployment expected in early 2023.

20 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Agreement with Carbon Royalty Corp to Fund First 30 AssetCare EV Solutions for Auto Dealerships
On March 30, 2022, the Company announced it had signed a March 28, 2022 agreement with Carbon Royalty Corp. ("Carbon") to fund the first 30 AssetCare solutions to optimize EV charging efficiency at auto dealerships in certain U.S. States ("EV Dealership Projects"). EV Dealership Projects are the design, installation and operation of integrated power systems consisting of solar, batteries and EV changing power stations for auto dealerships. Pursuant to the agreement between the Company and Carbon, Carbon will fund the implementation of these AssetCare contracts. As a benefit of this partnership, Carbon receives 50% of the tax incentives, carbon credits, and other potential accretive financial benefits mCloud would be eligible to receive in the United States resulting from the implementation of these solutions.

On May 5, 2022, the Company, Carbon and Fiera executed a Subordination and Postponement Agreement (the “Subordination Agreement”), whereby the parties agreed that the security previously held by Fiera would be subordinate to the security granted to Carbon commencing on the date of the agreement. The security granted to Carbon includes, to the extent related to the EV Dealership Projects, all accounts, equipment and machinery, contracts and contract rights, including contracts with auto dealerships, inventory, cash and proceeds, rent and profits.

Agreement with Mercedes-Benz Grand Prix Limited to Connect AssetCare at Brackley, Home of the Mercedes-AMG PETRONAS Formula One Team
On July 13, 2022 the Company announced it had entered into a commercial subscription agreement with Mercedes-Benz Grand Prix Limited (the "Mercedes Agreement") to deploy the Company's AssetCare Connected Buildings solution at the Mercedes-Benz Grand Prix headquarters in Brackley, UK – home of the Mercedes-AMG PETRONAS Formula One™ Team and the Mercedes-EQ Formula E Team.

The Mercedes Agreement was signed on July 12, 2022 and commences with the first phase of what is anticipated to be a multi-year campus-wide implementation of AssetCare. A recurring AssetCare monthly subscription becomes effective at the completion of the initial installation at Brackley, which is expected to occur in late 2022 and 2023.

This AssetCare deployment is the Company's largest Connected Buildings solution to-date, cloud-connecting over 650,000 square feet at Brackley and leverages the Company's AI and analytics to create new energy efficiencies, reductions in CO2e emissions, and improvements to indoor air quality.

Implementation of this AssetCare solution immediately followed the July announcement with a number of site visits by the mCloud team in the months of August and September. In collaboration with the Mercedes-Benz Grand Prix team, the Company has identified select strategic assets on site for initial connectivity with a roadmap to continuously connect additional assets through the remainder of FY 2022 and into FY 2023.

Technology Continuation Agreement with Agnity Global Inc.
On August 2, 2022, the Company announced it entered into a technology continuation agreement with Agnity Global Inc. (the "Technology Continuation Agreement" and "Agnity" respectively), enabling the Company to build on the success of its existing relationship with Agnity.

The Technology Continuation Agreement replaced the royalty agreement between the Company and Agnity. Under the terms of the Technology Continuation Agreement, Agnity paid the Company a one-time payment of US$5.954 million on July 29, 2022. Concurrent with the signing of the Technology Continuation Agreement, a third party acquired all of the outstanding shares in Agnity from its shareholder. As a result of these events, the Company no longer has control of Agnity, and as of July 29, 2022 the Company has no longer consolidated any of Agnity's operating results in its financial statements. The new structure allows the parties to continue delivering and supporting Agnity's technology and builds on the Company's existing license and continued use of Agnity technology across all of the Company's AssetCare™ offerings going forward.

21 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Partnership with Google Cloud to Launch Trio of Sustainability Apps Aimed at Curbing Carbon Emissions Worldwide
On October 27,2022, the Company announced that it will partner with Google Cloud to launch a trio of sustainability apps aimed at curbing carbon emissions worldwide.

Three mCloud applications combine the capabilities and scale of Google Cloud and Google Earth Engine with the industrial AI and connected worker capabilities of mCloud's AssetCare™ platform to eliminate emissions and drive sustainable performance at facilities worldwide.

In partnership with Google Cloud, the Company will directly integrate and leverage core Google Cloud services such as Google Earth Engine, Vision AI, Natural Language AI, Translation AI, TensorFlow, and more to enable powerful capabilities driving the sustainability of asset- and energy-intensive operation.

Go-to-market activities between the Company and Google Cloud are already underway, with plans to have AssetCare available on the Google Cloud Marketplace later in 2022.
Financing

Financing of Electric Vehicle Development Projects
In conjunction with the EV Dealership Projects, on March 28, 2022, mCloud Technologies (USA) Inc., a subsidiary of the Company (the "Borrower"), executed a promissory note in the aggregate principal amount of US$15.000 million (the “Note”) with Carbon.

The initial principal amount under the Note of US$5.000 million was funded on April 1, 2022 and an additional US$10.000 million was funded on May 5, 2022 (the “Loans”). The Loans mature on March 31, 2025, with 10% per annum interest payable monthly in arrears in USD. In addition to the interest payments, certain income-based payments, including tax incentives, are required to be made by the Borrower to Carbon based on income resulting from the EV dealership projects over their 20-year term. The Loans may not be prepaid unless authorized by Carbon. The Loans contain representations, warranties and covenants which must be complied with to avoid an event of default which will allow Carbon to demand repayment and increase the interest rate to 18%, amongst other consequences of default.

Interest Payment Related to Outstanding Unsecured Convertible Debentures
On August 29, 2022, the Company announced it had delivered to TSX Trust Company ("TSX Trust") the funds to cover accrued interest for the Debentures up to August 31, 2022. In subsequent consultation with TSX Trust, the Company has been advised that given the current event of default under the indenture governing the Debentures, there is not a mechanism under the indenture to provide for the payment of post-maturity interest payments to Debenture holders. As a result, the TSX Trust returned the post-maturity interest amount in full to the Company.

The Company intends to include this amount at the time the principal amount of the Debentures is repaid. The Company is awaiting regulatory approval of its pending F-1 registration statement filed in connection with its previously announced preferred share offering and will use a portion of the expected offering proceeds to repay in full the outstanding principal and accrued interest under the Debentures.

Issuance of Unsecured Notes
On October 31, 2022, the Company entered into an arrangement to receive an unsecured non-convertible loan from a group of arm’s length strategic investors, pursuant to which mCloud will borrow approximately $1.350 million (US$1.000 million) ( the “Unsecured Loan”). The Unsecured Loan will mature on June 30, 2023, and bear interest at 15% per annum. As of November 14, 2022, the Company has received approximately $0.675 million (US$0.500 million) in gross proceeds.

22 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

SUMMARY OF QUARTERLY RESULTS

The Company's selected financial information for the last eight completed fiscal quarters is shown in the table below. Accounting policies under International Financial Reporting Standards ("IFRS") were consistently applied across all periods.

For the quarter ended:	Q3 2022	Q2 2022	Q1 2022	Q4 2021 (2)	Q3 2021 (1)	Q2 2021 (1)	Q1 2021 (1)	Q4 2020 (2)
Total Revenue	$2.906	$2.269	$4.430	$4.171	$7.434	$6.556	$7.436	$9.223
Net loss	8.972	11.612	11.023	10.331	15.616	9.000	9.752	8.918
Net Loss - mCloud shareholders	8.535	8.052	9.778	10.095	15.466	8.930	10.271	9.302
Basic and diluted loss per share	$0.53	$0.50	$0.61	$0.73	$1.22	$0.88	$1.12	$1.02
Total assets	$51.609	$72.697	$73.091	$72.106	$73.818	$79.868	$75.803	$77.319
Total non-current financial liabilities	$27.587	$26.795	$7.532	$1.513	$12.978	$24.565	$43.440	$33.443
(1) The results for each of the quarters ended March 31, June 30 and September 30, 2021 have been corrected, which impacted revenue, current and non-current long-term accounts receivables; deferred revenue, and correspondingly, impacted net loss and net loss attributable to mCloud shareholders and related loss per share attributable to mCloud shareholders - basic and diluted. During the quarters ended:
•   March 31, 2021, decreased revenue and increased net loss, net loss attributable to mCloud shareholders and loss per share attributable to mCloud shareholders - basic and diluted by $0.945 million ($0.10 per share);
•  June 30, 2021, decreased revenue and increased net loss, net loss attributable to mCloud shareholders and loss per share attributable to mCloud shareholders - basic and diluted by $0.652 million ($0.13 per share);
•   September 30, 2021, increased revenue and decreased net loss, net loss attributable to mCloud shareholders and loss per share attributable to mCloud shareholders - basic and diluted by $0.098 million ($0.01 per share).
(2) The Company has corrected net loss and other comprehensive loss attributable to mCloud shareholders and non-controlling interest for the years ended, 2020 and 2021. This resulted in a reclassification between net loss attributable to mCloud shareholders and non-controlling interest, other comprehensive loss attributable to mCloud shareholders and non-controlling interest and impacted basic and diluted loss per share for the quarters ended December 31, 2020 and December 31, 2021. During the quarters ended:
•   December 31, 2020, net loss attributable to mCloud shareholders decreased by $0.423 million, net loss attributable to non-controlling interest increased by $0.423 million, and loss per share attributable to mCloud shareholders - basic and diluted decreased by $0.05 per share.
•   December 31, 2021, net loss attributable to mCloud shareholders increased by $0.433 million, net loss attributable to non-controlling interest decreased by $0.433 million and loss per share attributable to mCloud shareholders - basic and diluted increased by $0.03 per share.

23 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Total revenue was $2.906 million in Q3 2022, compared to $7.434 million in Q3 2021, a decrease of $4.528 million, due to a decline in revenue earned from the Company’s long-term legacy projects and the deconsolidation of Agnity which was effective July 29, 2022.

Net loss in Q3 2022 decreased to $8.972 million compared to a net loss of $15.616 million in Q3 2021. The change in net loss was primarily attributable to gains on the remeasurement of warrant liabilities and the royalty receivable from Agnity in 2022 , compared with loss on the modification and conversion of the 2021 Debentures in the comparable period of 2021.

Basic and diluted net loss per share of $0.53/share in Q3 2022, was a decrease of $0.69/share, from $1.22/share in Q3 2021 due to lower net loss attributable to mCloud shareholders, and an increase in the number of shares outstanding.

Net losses in Q3 2022 decreased to $8.972 million compared to a net loss of $11.612 million in Q2 2022, the decrease was primarily due to increased revenue compared with Q2 2022, which was impacted by a one-time adjustment to revenue of $2.572 million related to Agnity’s business in prior periods, as well as the gain on revaluation of the royalty receivable with Agnity recorded in Q3 2022.
DECONSOLIDATION OF SUBSIDIARY

In April 2019, the Company executed a royalty agreement, as amended (the “Amended Royalty Agreement”), with Agnity. The Amended Royalty Agreement gave the Company the right to nominate a majority of the members of the Operations Committee of Agnity, which thereby gave it the right and ability to direct the relevant activities of Agnity and to significantly affect its returns through the use of its rights. As a result, Company determined that it had obtained control over Agnity and its subsidiaries via a business combination and the non-controlling interest (“NCI”) was measured at 100% of the acquired net identifiable assets of Agnity at the date of acquisition.

On July 29, 2022, the Company signed a Technology Continuation Agreement with Agnity (the “Technology Continuation Agreement”), which replaced the Amended Royalty Agreement. Concurrent with the signing of the Technology Continuation Agreement, a third party acquired all of the outstanding shares in Agnity from its shareholder.
Prior to the Technology Continuation Agreement being signed, the Company held a royalty receivable from Agnity under the Amended Royalty Agreement, which was measured at fair value through profit or loss (“FVTPL”) and had a carrying value of $3.883 million (US$3.025 million). Under the terms of the Amended Royalty Agreement, the change in control of Agnity triggered a termination payment due to the Company and an obligation for Agnity to repay the Company’s royalty receivable. As a result, the Company recorded an increase to the fair value of the royalty receivable, resulting in a gain of $3.395 million (US$2.645 million) which has been recorded in other income in the three months ended September 30, 2022.

Under the terms of the Technology Continuation Agreement, the Company received a payment of US$5.954 million on July 29, 2022, which included amounts to settle the royalty receivable and other payable and receivables balances with Agnity.

As a result of these events, the Operations Committee of Agnity was dissolved, meaning the Company no longer had the right to nominate any of the members of the Operations Committee and therefore no longer has control of Agnity. Accordingly, the Company ceased consolidating the results of Agnity as of July 29, 2022, resulting in a loss of $0.210 million, which has been recorded to other income in the three months ended September 30, 2022.

24 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Review of Quarterly Financial and Operational Results
The table below provides key financial performance metrics of the Company for Q3 2022, compared with Q3 2021. This information should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2021 (the "2021 Annual Financial Statements").

	Three months ended September 30,		Nine months ended September 30,		Q3 to Q3	Q3 to Q3	YTD	YTD
	2022	2021	2022	2021	Change $	Change %	Change $	Change %

Revenue	$2.906	$7.434	$9.605	$21.426	$(4.528)	(61)%	$(11.821)	(55)%
Cost of Sales	(1.475)	(2.857)	(5.340)	(8.177)	1.382	(48)%	2.837	(35)%
Gross Profit	$1.431	$4.577	$4.265	$13.249	$(3.146)	(69)%	$(8.984)	(68)%
Expenses
Salaries, wages and benefits	$5.860	$4.880	$16.233	$16.083	$0.980	20%	$0.150	1%
Sales and marketing	1.030	0.464	2.932	0.977	0.566	122%	1.955	200%
Research and development	0.338	0.613	1.439	2.074	(0.275)	(45)%	(0.635)	(31)%
General and administrative	1.862	1.458	6.480	4.351	0.404	28%	2.129	49%
Professional and consulting fees	1.937	2.410	8.673	6.640	(0.473)	(20)%	2.033	31%
Share-based compensation	0.485	0.448	0.929	1.184	0.037	8%	(0.255)	(22)%
Depreciation and amortization	2.881	2.815	6.650	6.779	0.066	2%	(0.129)	(2)%
Impairment of right-of-use assets	2.128	—	2.128	—	2.128	100%	2.128	100%
Total expenses	$16.521	$13.088	$45.464	$38.088	$3.433	26%	$7.376	19%
Operating loss	$(15.090)	$(8.511)	$(41.199)	$(24.839)	$(6.579)	77%	$(16.360)	66%
Other Expenses (income)
Finance costs	$1.601	$1.712	$5.690	$5.895	$(0.111)	(6)%	$(0.205)	(3)%
Foreign exchange loss (gain)	(1.336)	(0.758)	(1.829)	(0.226)	(0.578)	76%	(1.603)	709%
Business acquisition costs and other expenses	—	(0.013)	—	0.323	0.013	(100)%	(0.323)	(100)%
Fair value (gain) loss on derivatives	(2.364)	8.664	(7.396)	9.115	(11.028)	(127)%	(16.511)	(181)%
Other income	(3.670)	(2.407)	(4.333)	(5.472)	(1.263)	52%	1.139	(21)%
Loss before tax	$(9.321)	$(15.709)	$(33.331)	$(34.474)	$6.388	(41)%	$1.143	(3)%
Current tax expense	$0.042	$0.382	$0.146	$0.862	$(0.340)	(89)%	$(0.716)	(83)%
Deferred tax recovery	(0.391)	(0.476)	(1.873)	(0.968)	0.085	(18)%	(0.905)	93%
Net loss for the period	$(8.972)	$(15.615)	$(31.604)	$(34.368)	$6.643	(43)%	$2.764	(8)%

25 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Revenue

In the following tables, revenue is disaggregated by nature and timing of revenue recognition.
Nine months ended September 30,

Major Service Line	2022	2021	Change $	Change %

AssetCare Initialization	$0.498	$1.078	$(0.579)	(54)%
AssetCare Solutions	11.372	19.575	(8.203)	(42)%
Engineering Services	0.306	0.773	(0.468)	(60)%
Contract modification revenue reversal	(2.572)	—	(2.572)	(100)%
Total	$9.605	$21.426	$(11.822)	(55)%

Timing of Revenue Recognition	2022	2021	Change $	Change %
Revenue recognized over time	$10.552	$18.877	$(8.325)	(44)%
Revenue recognized at point in time upon completion	$(0.947)	$2.549	(3.496)	(137)%
Total	$9.605	$21.426	$(11.822)	(55)%

For the nine months ended September 30, 2022, total revenue was $9.605 million, a decrease of $11.822 million, compared to $21.426 million for the same period in 2021.

Several factors contributed to the decrease in revenues. From January to April 2022, local and national policies to contain COVID-19 led certain mCloud customers to restrict vendor access to their sites, which impeded the Company’s ability to deliver AssetCare and related services. The Company recorded a one-time adjustment related to Agnity’s business from prior periods resulting in a reversal of revenue of $2.572 million. The Company also undertook a transition of its royalty agreement with Agnity into a Technology Continuation Agreement which took effect on July 29, 2022. As a result of the Technology Continuation Agreement, the Company no longer consolidated the revenues from Agnity as of the effective date.

In Q3 2022, the Company decided to fully exit its Technical Project Services business in favour of focusing the Company’s resources on higher-margin AssetCare growth. Technical Project Services denotes the Company's professional services business offering industrial automation, detailed engineering, and commissioning services to process industry customers in Western Canada. The Company also elected not to continue delivering or pursuing the renewal of numerous assets and workers contracted early in mCloud’s history, as it began its transition away from lower-margin legacy contracts in Q3 2022. This led to decreased revenue from those sources. Certain projects, while terminated, have run-off revenues to end of the year fiscal 2022 as the Company fulfills contractual requirements associated with individual statements of work. Revenue declines associated with legacy Technical Project Services and early-stage legacy contracts will be replaced over the coming quarters as the Company executes on it’s new strategic partnership with Google Cloud.

26 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Cost of Sales, Gross Profit, Gross Margin %

Nine months ended September 30,

	2022	2021	Change $	Change %
Cost of Sales	$5.340	$8.177	$(2.837)	(35)%
Gross Profit	$4.264	$13.249	$(8.985)	(68)%
Gross margin %	44.4%	61.8%		(28)%

Cost of sales for the nine months ended September 30, 2022 were $5.340 million, a decrease of 35% from $8.177 million for the same period in 2021. Overall revenue decrease was 55% compared to the (35)% decrease in Cost of Sales which decreased the overall gross margin from 61.8%in the first three quarters of 2021 to 44.4% in the same period of 2022. The decrease in cost of sales and gross margin is primarily attributable to the decrease in revenue, including the one-time adjustment of $2.572 million, partially offset by increased one-time costs associated with a shift in the mix of revenue generating projects

For the nine months ended September 30, 2022, gross profit decreased by $8.985 million to $4.264 million from $13.249 million for the same period in 2021, primarily due to the decrease in revenues of $11.822 million, partially offset by a decrease in cost of sales by $2.837 million for the reasons noted above.

Expenses
Nine months ended September 30,

Expenses	2022	2021	Change $	Change %

Salaries, wages and benefits	$16.233	$16.083	$0.150	1%
Sales and marketing	2.932	0.977	1.955	200%
Research and development	1.439	2.074	(0.635)	(31)%
General and administration	6.480	4.351	2.129	49%
Professional and consulting fees	8.673	6.640	2.033	31%
Share-based compensation	0.929	1.184	(0.255)	(22)%
Depreciation and amortization	6.650	6.779	(0.129)	(2)%
Impairment of right-of-use assets	2.128	—	2.128	100%
Total	$45.464	$38.088	$7.376	19%

Total expenses for the nine months ended September 30, 2022 increased by 19% or $7.376 million compared with the same period in 2021. The most significant changes between 2022 and 2021 are as follows:

•Salaries, wages and benefits costs increased by 1% or $0.150 million, as a result of costs savings from a level-setting of overall headcount during 2022 being offset by severance costs of $1.009 million incurred in Q3 2022 resulting from the Company’s efforts to focus its employee base to areas that will drive growth of AssetCare.

•Sales and marketing costs increased by 200% or $1.955 million, due to the execution of a strategic marketing plan, including greater travel and the Company's participation in conferences, high-visibility activities and hosting customer events specific to advancing the Company's presence in Houston and

27 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

growing customer engagement with mCloud's Digital Oil & Gas offerings in the nine months ended September 30, 2022.

•Research and development expenses decreased by $0.635 million or 31% in the first nine months of 2022 compared with the same period in 2021, as a result of careful management and targeted deployment of these activities in 2022. Research and development relates to the ongoing development of technologies across the AssetCare portfolio. The decision to reduce spending in this area was directly driven by a lack of sufficient cash flow and our ability to divert staff in Technical Project Services who were previously working on revenue generating projects, to the research and development team when possible. We expect the spending in this area will again trend upwards later in the year when the company improves its cash position.

•General and administration expenses increased by 49% or $2.129 million due to increased insurance premiums following the Company's NASDAQ listing in Q4 2021, and increased IT subscription costs as the Company ramps up to return its resources to pre-COVID-19 levels and implement its growth plans.

•Professional and consulting expenses increased by 31% or $2.033 million, primarily related to increased costs for professional services in the nine months ended September 30, 2022, associated with Company's NASDAQ listing and financing activities undertaken during the period.

•Depreciation and amortization non-cash costs decreased by 2% or $0.129 million for the nine months ended September 30, 2022, as the additional amortization expense on the right-of-use assets related to new office leases was offset by fewer additions of property and equipment assets, combined with fully depreciated assets at or nearing the end of their useful life.

•Impairment expense of $2.128 million for the nine months ended September 30, 2022 was the result of the Company’s decision to vacate and sub-lease the Calgary and Edmonton offices, leading to an impairment charge to the related assets.

Other Expenses (Income)
Nine months ended September 30,

Other expenses (income)	2022	2021	Change $	Change %

Finance costs	$5.690	$5.895	$(0.205)	(3)%
Foreign exchange loss (gain)	(1.829)	(0.226)	(1.603)	709%
Business acquisition costs and other expenses	—	0.323	(0.323)	(100)%
Fair value loss (gain) on derivatives	(7.396)	9.115	(16.511)	(181)%
Other income	(4.333)	(5.472)	1.139	(21)%
Total	$(7.868)	$9.635	$(17.503)	(182)%

Other income was recorded at $7.868 million during the nine months ended September 30, 2022 compared to the other expenses of $9.635 million in the same period in 2021, which was $17.503 million higher.

•Finance costs decreased by $0.205 million during the nine months ended September 30, 2022, compared to the same period in 2021, primarily due to transaction costs on the issuance of convertible debentures expensed in the nine months ended September 30, 2021, partially offset by the increased loans and borrowings in 2022.

28 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

•Foreign exchange was a gain of $1.829 million for the nine months ended September 30, 2022 as a result of the weakening Canadian dollar, compared to a gain of $0.226 million for the same period in 2021.

•Fair value changes on derivatives were a gain of $7.396 million for the nine months ended September 30, 2022. These are non-cash gains resulting from the remeasurement of the warrant liabilities at September 30, 2022. These liabilities include the warrants issued on conversion of the convertible unsecured subordinated debentures issued between December 7, 2020 and May 25, 2021 (2021 Convertible Debentures) and the warrants issued in November 2021.

•Other income decreased by $1.139 million for the nine months ended September 30, 2022, to $4.333 million from $5.472 million for the same period in 2021. In 2022, other income was primarily related to the gain related to the settlement of the royalty receivable from Agnity. In 2021, other income was mainly related to wage and rent subsidies for COVID-19 programs received from the Canadian government and low-interest loans from the US government, which have been largely wound up by early 2022.

Revenue

In the following tables, revenue is disaggregated by nature and timing of revenue recognition.
Three months ended September 30,

Major Service Line	2022	2021	Change $	Change %

AssetCare Initialization	$0.055	$0.259	$(0.204)	(79)%
AssetCare Solutions	2.688	7.061	(4.373)	(62)%
Engineering Services	0.163	0.114	0.049	43%
Total	$2.906	$7.434	$(4.528)	(61)%

Timing of Revenue Recognition	2022	2021	Change $	Change %
Revenue recognized over time	$2.906	$7.175	$(4.269)	(59)%
Revenue recognized at point in time upon completion	$—	0.259	(0.259)	(100)%
Total	$2.906	$7.434	$(4.528)	(61)%

For the three months ended September 30, 2022, total revenue was $2.906 million, a decrease of $4.528 million, compared to $7.434 million for the same period in 2021. In Q3 2022, the Company decided to fully exit its Technical Project Services business in favour of focusing the Company’s resources on higher-margin AssetCare growth. Technical Project Services denotes the Company's professional services business offering industrial automation, detailed engineering, and commissioning services to process industry customers in Western Canada. The Company also elected not to continue delivering or pursuing the renewal of numerous assets and workers contracted early in mCloud’s history, as it began its transition away from lower-margin legacy contracts in Q3 2022. This led to decreased revenue from those sources. Certain projects, while terminated, have run-off revenues to end of the year fiscal 2022 as the Company fulfills contractual requirements associated with individual statements of work. Revenue declines associated with legacy Technical Project Services and early-stage legacy contracts will be replaced over the coming quarters as the Company executes on it’s new strategic partnership with Google Cloud.

29 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

The Company also undertook a transition of its royalty agreement with Agnity into a Technology Continuation Agreement which took effect on July 29, 2022. As a result of the Technology Continuation Agreement, the Company no longer consolidated the revenues from Agnity as of the effective date.

Cost of Sales, Gross Profit, Gross Margin %

Three months ended September 30,

	2022	2021	Change $	Change %
Cost of Sales	$1.475	$2.857	$(1.383)	(48)%
Gross Profit	1.431	4.577	(3.145)	(69)%
Gross margin %	49.3%	61.6%		(20)%

Cost of sales for the three months ended September 30, 2022 were $1.475 million, an decrease of 49.3% from $2.857 million for the same period in 2021. This decrease was attributable to the reduction in revenue, offset by changes in revenue mix in the period, with the projects in 2022 requiring higher costs to complete. For the three months ended September 30, 2022, gross profit decreased by $3.145 million to $1.431 million from $4.577 million for the same period in 2021, primarily due to the decrease in revenues of $4.528 million.
Expenses
Three months ended September 30,

Expenses	2022	2021	Change $	Change %

Salaries, wages and benefits	$5.860	$4.880	$0.980	20%
Sales and marketing	1.030	0.464	0.566	122%
Research and development	0.338	0.613	(0.275)	(45)%
General and administration	1.862	1.458	0.404	28%
Professional and consulting fees	1.937	2.410	(0.473)	(20)%
Share-based compensation	0.485	0.448	0.037	8%
Depreciation and amortization	2.881	2.815	0.066	2%
Impairment of right-of-use assets	2.128	—	2.128	100%
Total	$16.521	$13.088	$3.433	26%

Total expenses for the three months ended September 30, 2022 increased by 26% or $3.433 million compared with the same period in 2021. The most significant changes between 2022 and 2021 are as follows:

•Salaries, wages and benefits cost increased by 20% or $0.980 million, largely due to severance costs of $1.009 million incurred in 2022 associated with the Company’s efforts to focus its employee base to areas that will drive growth of AssetCare.

•Sales and marketing costs increased by 122% or $0.566 million, due to the execution of increased marketing to build awareness and pipeline growth, along with initiatives to drive AssetCare sales and business development in Q4 2022 and into 2023.

•Research and development expenses decreased by $0.275 million in Q3 2022 compared with the same period in 2021, resulting from careful and targeted management of these activities. Research and development relates to the ongoing development of technologies across the AssetCare portfolio.

30 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

•General and administration expenses increased by 28% or $0.404 million due to increased insurance premiums following the Company's NASDAQ listing in Q4 2021, and increased IT subscriptions as the Company ramps up to return its resources to pre-COVID-19 levels an to support its growth programs.

•Professional and consulting expenses decreased by (20)% or $(0.473) million, primarily due to the deconsolidation of Agnity as of July 29, 2022.

•Depreciation and amortization non-cash costs increased by 2% or $0.066 million for Q3 2022, mainly due to the additional amortization expense on the right-of-use assets related to new office leases.

•Impairment expense of $2.128 million for the three months ended September 30, 2022, as a result of the Company’s decision to vacate and sub-lease the Calgary and Edmonton offices, leading to an impairment charge to the related assets.

Other Expenses (Income)
Three months ended September 30,

Other expenses (income)	2022	2021	Change $	Change %

Finance costs	$1.601	$1.712	$(0.111)	(6)%
Foreign exchange loss (gain)	(1.336)	(0.758)	(0.578)	76%
Business acquisition costs and other expenses	—	(0.013)	0.013	(100)%
Fair value (gain) loss on derivatives	(2.364)	8.664	(11.028)	(127)%
Other income	(3.670)	(2.407)	(1.263)	52%
Total	$(5.769)	$7.199	$(12.967)	(180)%

Other expenses (income) decreased by $12.967 million during the three months ended September 30, 2022, compared to the same period in 2021.

•Finance costs decreased by $0.111 million during the three months ended September 30, 2022, compared to the same period in 2021, primarily due to 2021 debentures being fully accreted as of Q2 2022, and partially offset by increased interest costs for the Carbon loan in 2022.

•Foreign exchange was a gain of $1.336 million for the three months ended September 30, 2022 due to a weakening Canadian dollar, compared to a gain of $0.758 million for the same period in 2021.

•Fair value on derivatives were a gain of $2.364 million for the three months ended September 30, 2022, which was an increase of $11.028 million compared to a loss of $8.664 million in the same period in 2021. These are non-cash gains resulting from the remeasurement of the warrant liabilities at September 30, 2022.

•Other income increased by $1.263 million for the three months ended September 30, 2022, to $3.670 million from $2.407 million for the same period in 2021. In 2022, other income was primarily related to the gain on settlement of the royalty receivable from Agnity. Other income in 2021 was primarily related to government grants such as CEWS/CERS which have largely been wound up.

31 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

CAPITAL RESOURCES

The Company’s objective and polices for managing capital are to safeguard its ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to reduce the cost of capital. The Company manages its capital structure and makes changes based on economic conditions, risks that impact the consolidated operations and future significant capital investment opportunities. In order to maintain or adjust its capital structure, the Company may issue new equity instruments or raise additional debt financing.
The Company assesses its capital resources on an ongoing basis based on current market factors, and has not identified any trends or fluctuations likely to affect the Company’s capital resources beyond standard market conditions.
Analysis of Cash Flows

As at September 30, 2022, the Company had $1.713 million in cash (December 31, 2021 - $4.588 million). All cash was held in bank accounts, primarily with Canadian and US banks. The following table summarizes cash inflows and outflows.

Nine months ended September 30,

Cash provided by (used in):	2022	2021
Operating activities	$(23.572)	$(18.339)
Investing activities	6.657	(1.063)
Financing activities	14.046	19.633
Net increase (decrease) in cash, before effect of exchange rate fluctuation	$(2.869)	$0.231

Cash flows used in operating activities decreased to $23.572 million in the nine months ended September 30, 2022 compared with $18.339 million in the same period of 2021.

Cash flow from (used in) operations can vary significantly from period to period as a result of the Company’s working capital requirements, which are dependent on operations and increased spending to grow the Company and expand its presence in the market.
Cash flows provided by investing activities were $6.657 million in the nine months ended September 30, 2022, compared to used in investing activities of $1.063 million in the same period of 2021, primarily due to the extinguishment of the Amended Royalty Agreement with Agnity of $7.277 million in the nine months ended September 30, 2022.

Cash flows provided by financing activities decreased to $14.046 million for the nine months ended September 30, 2022, compared with $19.633 million for the same period in 2021. In the nine months ended September 30, 2022, the Company received net proceeds from loans and bank indebtedness of $26.038 million and made repayments of $10.446 million. In the same period of 2021, the Company received net proceeds from loans and indebtedness of $10.465 million, from issuance of shares of $12.816 million and from convertible debentures of $5.425 million and made repayments of $7.766 million.

32 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Financing Arrangements and Credit Facilities

2019 Convertible Debentures
The Company's convertible unsecured subordinated debentures issued in July 2019 ("2019 Convertible Debentures") are described in Note 14 of the 2021 Annual Financial Statements. The 2019 Convertible Debentures matured on June 30, 2022. The Company is actively exploring financing options to repay the principal amount of $23.458 million and continues to accrue interest until such time as they are repaid.

Term Loan
The Company's term loan facility with Fiera (the "Term Loan") is described in Note 12 of the 2021 Annual Financial Statements. The Term Loan was classified as current at December 31, 2021 as the Company did not meet certain minimum covenants and therefore the term loan was due on demand ("Fiera Covenant Breach").

On May 5, 2022, in order to enable the execution of the Loan with Carbon, the Company and Fiera executed an Accommodation Agreement (the “Accommodation Agreement”) and the parties agreed that a portion of the outstanding principal amount under the Term Loan would be paid in addition to a prepayment penalty and accommodation fee. The Company paid a total of $2.044 million on May 6, 2022. The parties also agreed that the remainder of the principal and interest due under the Term Loan would be paid on or before October 31, 2022 (the “Repayment Date”). The Term Loan was amended to increase the interest rate charged from 6.85% to 9.5% effectively immediately. There are no financial covenants under the Accommodation Agreement and the Company is no longer required to maintain the previous financial covenants. The Company may be required to repay the Term Loan before the Repayment Date if the Company is in default or breach of the Accommodation Agreement. As part of the Accommodation Agreement, Fiera signed an agreement whereby Fiera’s security is subordinate to certain security granted to Carbon.

On October 13, 2022, the Company and Fiera executed an amendment to the Accommodation Agreement dated May 5, 2022 (the “Amendment”).

Under the Amendment, the parties agreed to extend the deadline of the repayment of the remainder of the principal and interest due under the Accommodation Agreement from October 31, 2022 to November 15, 2022 in addition to the payment of an accommodation fee by the Company to Fiera. The Accommodation Agreement was also amended to increase the interest rate charged from 9.5% to 11.5% effective October 15, 2022. The Company paid a total of $0.016 million in accommodation fees on October 18, 2022.

On November 14, 2022, the parties agreed to an additional extension to the repayment of all outstanding accrued interest to November 18, 2022, and to the repayment of all outstanding principal to November 30, 2022, in addition to the payment of an accommodation fee of $15,800.

ATB Financial Facility
The Company’s secured revolving operating facility (“ATB Facility”) with ATB Financial (“ATB”) is described in Note 13 to the 2021 Annual Financial Statements. During the nine months ended September 30, 2022, additional draws of $1.077 million were made and $1.144 million was repaid in accordance with the agreement.

The ATB Facility is subject to certain reporting and financial covenants. The Company was not in compliance with these covenants at September 30, 2022.

The MasterCard Facility
The Company’s credit facility with MasterCard (the “MasterCard Facility”) with a total limit of $0.750 million provides cash security to MasterCard held on deposit for expenses outstanding on the Company

33 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

issued credit cards. As at September 30, 2022, the MasterCard Facility was drawn to $0.379 million (December 31, 2021 - $0.297 million).

Financing of Electric Vehicle Development Projects
In conjunction with the EV Dealership Projects, on March 28, 2022, mCloud Technologies (USA) Inc, a subsidiary of the Company executed the Note with Carbon.

The initial principal amount under the Note of US$5.000 million was funded on April 1, 2022 and an additional US$10.000 million was funded on May 5, 2022. The Loans mature on March 31, 2025, with 10% per annum interest payable monthly in arrears in USD. In addition to the interest payments, the Note requires certain income-based payments, including tax incentives, are required to be made from the borrower to the lender based on income resulting from the EV Dealership Projects over their 20-year term. The Loans may not be prepaid unless authorized by the lender. The Loans contain representations, warranties and covenants which must be complied with to avoid an event of default which will allow the lender to demand repayment and increase the interest rate to 18%, amongst other implications.

On May 5, 2022, the Company, Carbon and Fiera executed a Subordination and Postponement Agreement (the “Subordination Agreement”), whereby the parties agreed that the security against certain assets of the Company previously held by Fiera would be subordinate to the security granted to Carbon commencing on the date of the agreement. The security granted to Carbon includes, to the extent related to the EV Dealership Projects, all accounts, equipment and machinery, contracts and contract rights, including contracts with auto dealerships, inventory, cash and proceeds, rent and profits.
LIQUIDITY

The principal liquidity needs of the Company are for working capital requirements, debt servicing and repayment obligations, and costs associated with the growth of the business. The Company is exposed to liquidity risk which is the risk that the Company will not have sufficient cash resources to meet its financial obligations as they come due in the normal course of business. The Company manages its liquidity risk by monitoring its operating requirements, reducing costs where possible given the status of the COVID-19 pandemic, and applying for any available government funding to support its business. The Company generally relies on funds generated from operations and external financing to provide sufficient liquidity to meet budgeted operating requirements. The Company assesses its liquidity on an ongoing basis based on current market factors, and has not identified any trends or fluctuations likely to affect the Company’s liquidity beyond standard market conditions. See Note 26 of the 2021 Annual Financial Statements for further discussion on the Company's liquidity risk.

During the three and nine months ended September 30, 2022, the Company generated a net loss of $8.972 million and $31.607 million, respectively, and negative cash flows from operating activities of $23.572 million for the nine months ended September 30, 2022. At September 30, 2022, the Company had a working capital deficiency of $43.360 million. Working capital deficiency is a non-IFRS measure which is calculated as current assets less current liabilities. Current liquidity levels and available sources of capital are not adequate to fund the working capital deficiency.

The most significant expected cash outflows included in current liabilities at September 30, 2022 include the 2019 Convertible Debentures of $23.458 million, which was due June 30, 2022; loans and borrowings of $8.469 million including principal and interest payments, of which $6.307 million is due November 30, 2022; payment of trade and other payables of $13.007 million; and payments associated with leases of approximately $1.664 million.

Based on the Company’s liquidity position at the date of authorization of these condensed consolidated interim financial statements and considering the uncertainty surrounding the impact of the pandemic, management estimates that it will need additional financing to meet its financial obligations. The

34 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Company is currently working with stakeholders and others to address the working capital deficiency. In the long-term, the ability of the Company to operate as a going concern is dependent on its ability to achieve and maintain profitable operations and positive cash flow from operations, and, as necessary, to obtain the necessary equity or debt financing to continue with operations. To date, the Company has funded its operations through debt and equity financing. While the Company has been successful in raising capital in the past and anticipates the lenders will not accelerate repayment of loans with covenant breaches as of September 30, 2022, and potential breaches forecasted over the coming year, there is no assurance that it will be successful in closing further financings in the future or obtaining waivers of the covenant breaches.

As a result, these factors are indicators that material uncertainties exist that raise significant doubt about the Company’s ability to continue as a going concern and, therefore, its ability to realize assets and discharge liabilities in the normal course of business.

In making their assessment, management considered all available information, together with forecasts and other mitigating strategies, about the future which is at least, but not limited to, 12 months from the end of Q3 2022. Management has considered the following in its assessment that the going concern assumption remains appropriate:

•     the plan for the repayment of the 2019 Convertible Debentures;
•     the repayment of the term loan in full on or before November 30, 2022;
•     the likelihood that undrawn funds under the revolving operating facility will be available and will not be required to be repaid;
•     the required cash principal and interest payments on indebtedness;
•     the likelihood of payments required under contingent consideration arrangements; and
•     future debt and equity raises, including the Company’s planned financing as set out in Amendment No. 8 to Form F-1 Registration Statement, filed on November 7, 2022.

In the preparation of the condensed consolidated interim financial statements and the application of the Company’s accounting policies, management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized in the period in which the estimates are revised and in any future period. See Note 3 of the 2021 Annual Financial Statements for more detailed information on the critical judgments and estimates, including significant areas of estimation uncertainty in applying policies, applied by the Company.

FINANCIAL INSTRUMENTS AND FINANCIAL RISK MANAGEMENT

A description of the Company's financial instruments and financial risks that the Company is exposed to and management of these risks can be found in Notes 25 and 26, respectively, of the Company's 2021 Financial Statements. Except for those noted below, there were no significant changes to the Company's exposures to those risks during Q3 2022.

35 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Contractual Obligations

During the nine months ended September 30, 2022, the most significant changes in contractual obligations were: (a) the addition of a new 12-year lease obligation of approximately $10.200 million for Calgary office space and variable lease payments of approximately $8.600 million; (b) new financing of US$15.000 million; and (c) an increase in trade payables and accrued liabilities. Contractual obligations at December 31, 2021, have been reduced by normal course payments made during the nine months ended September 30, 2022.

On October 17, 2022, the Company entered into an agreement to purchase cloud services over 36 months, with a minimum commitment of US$0.250 million in the first twelve months, US$0.750 million in the second twelve months, and US$14.000 million in the third twelve months.
Foreign Currency Risk

At September 30, 2022, the C$ equivalent carrying amount of the Company’s USD denominated monetary    assets and liabilities was $1.141 million and $32.968 million, respectively (December 31, 2021 - $14.554 million and $11.685 million) with the majority of the change associated with the Carbon promissory note denominated in USD. Assuming all other variables remain constant, a fluctuation of +/- 5.0% in the exchange rate between the C$ and USD would impact the net loss for the period by approximately $1.591 million (December 31, 2021 - $0.143 million).
Transactions Between Related Parties

The Company's related parties include its subsidiaries, its non-controlling interest and key management personnel. The related party transactions are in the normal course of operations and have been valued at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
Key Management Personnel Compensation

Key management personnel include those persons having authority and responsibility for planning, directing, and controlling the activities of the Company as a whole. The Company defines key management personnel as key officers and executives of the Company and directors. For the nine months ended September 30, 2022, the contractual and discretionary compensation awarded to key management personnel including director fees is as follows:
Nine months ended September 30,

	2022	2021	Change %
Salaries, fees and short-term benefits	$1.477	$1.049	41%
Share-based compensation	$0.398	$0.251	59%
	$1.874	$1.300	44%

The Company engaged an entity partially owned by the principal owner of Agnity to perform consulting services in the amount of $2.725 million during the nine months ended September 30, 2022, (nine months ended September 30, 2021 - $2.790 million).

36 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

ACCOUNTING MATTERS
Basis of Presentation and Accounting Policies

The condensed consolidated interim financial statements include the accounts of mCloud, the ultimate parent company of the consolidated group, and its subsidiaries and are prepared in accordance with International Accounting Standard 34 – Interim Financial Reporting as issued by the International Accounting Standards Board (“IASB”). Certain disclosures included in the Company's annual financial statements prepared under IFRS as issued by the IASB have been condensed or omitted. Accordingly, the Company's condensed consolidated interim financial statements should be read in conjunction with the 2021 Annual Financial Statements.
The accounting policies applied in the preparation of the Q3 2022 Financial Statements are consistent with those applied and disclosed in Note 33 of the 2021 Annual Financial Statements.
Critical Accounting Estimates and Judgements

Management is required to make judgments, estimates and assumptions that affect the carrying amounts of assets and liabilities and disclosure of contingent liabilities at the dates of the consolidated financial statements, and the reported amounts of revenues and expenses during each reporting period. The estimates and associated assumptions are limited by the relevance of historical data and uncertainty of future events. Actual results could differ from those estimates. The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to estimates are recognized prospectively.
The Company applied critical judgements and estimates, including significant areas of estimation uncertainty in applying policies, as described in Note 3 of the 2021 Annual Financial Statements. The Company has not adopted any other accounting policies, nor does it expect to adopt any other accounting policies subsequent to the end of the most recently completed financial year.
Off-Balance Sheet Arrangements

Various forms of security have been granted by the Company and certain of its subsidiaries in favour of arm’s length lenders. The security granted gives the lenders a comprehensive level of protection against a default by the borrower in the performance of its obligations including the repayment of the indebtedness and interest thereon.

CONTROLS AND PROCEDURES

Prior to 2022, the Company was not required to establish and maintain disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR") pursuant to National Instrument ("NI") 52-107. The Company is listed on the TSX Venture Exchange and on November 24, 2021 also listed and commenced trading its shares on the NASDAQ. As a result of the NASDAQ listing, the Company is no longer a venture issuer. Accordingly, commencing in 2022, mCloud is required to establish and maintain DC&P and ICFR.

In light of these new requirements for 2022, the following discussion provides commentary about the Company's D&CP and ICFR.

37 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Disclosures Controls and Procedures

The Company’s DC&P, as defined in National Instrument 52-109 Certification of Disclosure in Issuer’s Annual and Interim Filings (“NI 52-109”) are designed to provide reasonable assurance that information required to be disclosed in the Company's filings under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. They are also designed to provide reasonable assurance that all information required to be disclosed in these filings is accounted for, accumulated and communicated to the Company’s senior management team including the Chief Executive Officer ("CEO") and Chief Financial Officer (“CFO”) as appropriate. This is meant to allow for timely decisions regarding public disclosure.

The Company cannot provide absolute assurance that all information required to be disclosed in its filings is reported within the time periods specified in securities legislation because of the limitations in control systems to prevent or detect all misstatements due to error or fraud. Because of the inherent limitations in all control systems, no evaluation of controls can provide absolute assurance that all control issues, if any, within the Company have been detected.
Internal Controls over Financial Reporting

The Company’s senior management team is responsible for establishing and maintaining adequate ICFR, as defined in NI 52-109. ICFR means a process designed by or under the supervision of the CEO and CFO, and effected by the Company’s board of directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS, and includes those policies and procedures that: (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and (3) are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions and that the degree of compliance with the policies or procedures may deteriorate.

Management's Evaluation of Disclosure Controls and Procedures and Internal Controls over Financial Reporting

The Company's management, under the supervision and with the participation of its CEO and CFO, will conduct an evaluation of the effectiveness of the Company’s ICFR as of December 31, 2022, using the criteria set forth by the COSO 2013 Framework. Commencing the first quarter of 2022, the Company is required to report any material weaknesses in the design of ICFR. Any such material weaknesses would also impact DC&P. Although the Company has not completed a full evaluation as of September 30, 2022, the Company is aware of material weaknesses in the design of ICFR at September 30, 2022 as described below. Management have concluded that the Company’s ICFR were not designed effectively as of September 30, 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the Company’s

38 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

annual or interim financial statements will not be prevented or detected on a timely basis. Management identified the following material weaknesses:

•An ineffective control environment resulting from an insufficient number of trained financial reporting and accounting, information technology (IT) and operational personnel with the appropriate skills and knowledge and with assigned responsibility and accountability related to the design, implementation and operating effectiveness of internal control over financial reporting.

•The insufficient number of personnel described above contributed to an ineffective risk assessment process necessary to identify all relevant risks of material misstatement and to evaluate the implications of relevant risks on its internal control over financial reporting.

•An ineffective information and communication process resulting from (i) insufficient communication of internal control information, including objectives and responsibilities, such as delegation of authority; and (ii) ineffective general IT controls and ineffective controls related to spreadsheets, resulting in insufficient controls to ensure the relevance, timeliness and quality of information used in control activities.

•As a consequence of the above and as a result of inadequate segregation of duties and secondary review, the Company had ineffective control activities related to the design, implementation and operating effectiveness of process level and financial reporting controls which had a pervasive impact on the Company's internal control over financial reporting.

•An ineffective monitoring process resulting from the evaluation and communication of internal control deficiencies, including monitoring corrective actions, not being performed in a timely manner.
Remediation

Beginning in Q2 2022, the Company has been developing and implementing plans to remediate the material weaknesses described above. As at the MD&A date, the current remediation activities include:

•Identifying key positions necessary to support the Company’s initiatives related to internal controls over financial reporting and successfully hiring several individuals meeting those requirements.

•Actively working with consultants to assist with process improvements and control remediation efforts in targeted accounting, IT and operations processes.

•Formalizing its entity-wide risk assessment process and documenting internal ownership of risk monitoring and mitigation efforts, with improved risk monitoring activities and regular reporting to those charged with governance at an appropriate frequency.

•Finalize a delegation of authority matrix to enforce desired limits of authority for key transactions, events, and commitments, and communicating these limits of authority to relevant personnel throughout the Company.

•Further simplifying and streamlining its spreadsheet models to reduce the risk of errors in mathematical formulas and improve the ability to verify the logic of spreadsheets.

•Actively working with consultants to assist management with process improvements and control remediation for general IT controls.

•Working towards an Enterprise Resource Planning implementation to streamline the number of applications used for financial reporting activities.

39 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

Material Changes to the Control Environment

There have been no changes to the Company’s ICFR during the three months ended September 30, 2022 that have materially affected, or are likely to materially affect, the Company’s ICFR.

40 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

The Company's authorized capital includes an unlimited number of common shares. As at November 9,     2022, the following common shares, share purchase warrants, stock options, restricted share units and convertible debt conversion options were outstanding:

Securities Outstanding
Shares issued and outstanding	16,224,870
Share purchase warrants (1)	8,120,708
Stock options	851,234
Restricted share units	410,737
2021 Convertible Debentures (2)	15,750
Total	25,623,299
(1) Share purchase warrants offer the holder the right to purchase a common share of the Company at a specified price by a specific date. Share purchase warrants outstanding have exercise prices ranging from Canadian dollar equivalent at date of issuance between $4.12 - $22.50 and a weighted average remaining contractual life of 2.4 years.
(2) Debentures are convertible at the option of the holder and have a conversion price of $6.17 which has been converted to Canadian dollars at November 9, 2022. The Debentures have a remaining life to maturity of 1.2 years.

41 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

This MD&A contains certain "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws. Such forward-looking information and forward-looking statements are not representative of historical facts or information or current condition, but instead represent only the Company's beliefs regarding future events, plans or objectives, many of which, by their nature, are inherently uncertain and outside of the Company's control. Generally, such forward-looking information or forward-looking statements can be identified by the use of forward-looking terminology such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variations of such words and phrases or may contain statements that certain actions, events or results "may", "could", "would", "might" or "will be taken", "will continue", "will occur" or "will be achieved". The forward-looking information contained herein and therein may include, but is not limited to, information relating to:
•     the expansion of the Company's business to new geographic areas, including Australia, China, Southeast Asia, Continental Europe and the Middle East;
•     the performance of the Company's business and operations;
•     the intention to grow the business and operations of the Company;
•     expectations with respect to the advancement of the Company's products and services, including the underlying technology;
•     expectations with respect to the advancement and adoption of new products, including the adoption of new products by the Company's existing customer base;
•     the estimated market value of the potential connected commercial buildings and industrial sites the Company could service;
•     the acceptance by customers and the marketplace of the Company's products and solutions;
•     the ability to attract new customers and develop and maintain existing customers, including increased demand for the Company's products;
•     the ability to successfully leverage current and future strategic partnerships and alliances;
•     the anticipated trends and challenges in the Company's business and the markets and jurisdictions in which the Company operates;
•     the ability to obtain capital;
•     the competitive and business strategies of the Company;
•     sufficiency of capital;
•     general economic, financial market, regulatory and political conditions in which the Company operates; and
•     the Company's ability to meet the evolving ESG needs of its clients (as ESG is a rapidly developing landscape, and ESG is a key component of the Company's business model).
By identifying such information and statements in this manner, the Company is alerting the reader that such information and statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such information and statements.

42 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

An investment in securities of the Company is speculative and subject to a number of risks including, without limitation, the risks discussed under the heading "Risk Factors" on pages 31 to 44 of the Company's Annual Information Form dated April 4, 2022, a copy of which is available under the Company’s System for Electronic Document Analysis and Retrieval (SEDAR) profile at www.sedar.com. Although the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information and forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended.
In connection with the forward-looking information and forward-looking statements contained in this MD&A, the Company has made certain assumptions, including, but not limited to:
•     the Company will be able to successfully consolidate acquired businesses with the Company's existing operations;
•     the Company will be able to incorporate acquired technologies into its AssetCare platform;
•     the Company will be able to realize synergies with acquired businesses;
•     the customers of any acquired businesses will remain customers of the Company following the completion of an acquisition;
•     the Company will continue to comply with regulatory requirements;
•     the Company will have sufficient working capital and will, if necessary, be able to secure additional funding necessary for the continued operation and development of its business;
•     wide-spread acceptance of the use of AI and the other technologies that the Company integrates into its product and services;
•     no significant changes to the Company's effective tax rate, recurring revenue, and number of shares outstanding;
•     the Company will be able to scale its services and reach all potential markets;
•     the estimated number of connected commercial buildings and industrial sites the Company can service is accurate;
•     the Company will be able to develop its technologies and leverage certain partnerships to meet its clients' rapidly developing ESG needs and goals;
•     the Company's continued compliance with third party intellectual property rights
•     key personnel will continue their employment with the Company, and the Company will be able to obtain and retain additional qualified personnel, as needed, in a timely and cost-efficient manner;
•     the effects of competition in the industry;
•     currency exchange rates and interest rates;
•     the stability of general economic and market conditions; and
•     general economic conditions and global events, including the ongoing impact of COVID-19.
Although the Company believes that the assumptions and factors used in preparing, and the expectations contained in, the forward-looking information and statements are reasonable, undue reliance should not be placed on such information and statements, and no assurance or guarantee can be given that such forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such information and statements. The forward-looking information and forward-looking statements contained in this MD&A are made as of the date of this MD&A. All subsequent written and oral forward-looking information and statements attributable to the Company or persons acting on its behalf is expressly qualified in its entirety by this notice.

43 | Management's Discussion and Analysis	mCloud Technologies Corp. mCloud Technologies Corp. mCloud Tech

TSX-V: MCLD NASDAQ: MCLD

mCloud

mcloudcorp.com
PHONE: 1.866.420.1781
EMAIL: ir@mcloudcorp.com